October 10, 2018

James Engelhart
Chief Financial Officer
Biohaven Pharmaceutical Holding Co Ltd.
215 Church Street
New Haven, CT 06510

       Re: Biohaven Pharmaceutical Holding Co Ltd.
           Registration Statement on Form S-1
           Filed October 2, 2018
           File No. 333-227670

Dear Mr. Engelhart:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance